Exhibit 1

CHINA UNICOM LIMITED (Stock Code: 762)
(Incorporated in Hong Kong with limited liability under Companies Ordinance)

ANNOUNCEMENT

The Board of the Company is pleased to announce the unaudited condensed consolidated results of the Group for the first quarter ended 31 March 2008.

GROUP RESULTS
China Unicom Limited (the “Company”) is pleased to announce the unaudited condensed consolidated results of the Company and its subsidiaries (the “Group”) for the first quarter ended 31 March 2008.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET
AS AT 31 MARCH 2008
(All amounts in Renminbi (“RMB”) thousands)

	Unaudited	Audited
	31 March	31 December
	2008	2007

ASSETS
Non-current assets
Property, plant and equipment	113,210,439	116,162,165
Goodwill	3,143,983	3,143,983
Other assets	12,891,721	12,855,199
Deferred income tax assets	640,312	426,902

	129,886,455	132,588,249

Current assets
Inventories	2,237,739	2,528,364
Accounts receivable, net	3,340,288	3,211,154
Prepayments and other current assets	2,966,882	3,516,279
Amounts due from related parties	86,174	109,096
Amounts due from Domestic Carriers	166,185	149,736
Short-term bank deposits	609,912	644,016
Cash and cash equivalents	9,847,305	6,675,476

	19,254,485	16,834,121

Total assets	149,140,940	149,422,370

EQUITY
Capital and reserves attributable to the Company’s equity holders
Share capital	1,438,786	1,436,908
Share premium	64,497,837	64,320,066
Reserves	3,965,250	3,968,515
Retained profits
– Proposed 2007 final dividend	2,726,858	2,726,858
– Others	26,783,083	24,760,833

	99,411,814	97,213,180

Minority interest in equity	4,230	3,914

Total equity	99,416,044	97,217,094

	Unaudited	Audited
	31 March	31 December
	2008	2007

LIABILITIES
Non-current liabilities
Long-term bank loans	1,604,367	1,660,921
Obligations under finance leases	3,175	3,882
Deferred income tax liabilities	5,721	5,864
Deferred revenue	1,231,032	1,303,015

	2,844,295	2,973,682

Current liabilities
Payables and accrued liabilities	29,873,856	32,031,307
Taxes payable	1,166,963	1,239,512
Amounts due to China United Telecommunications Corporation	98,384	820,699
Amounts due to related parties	879,114	769,558
Amounts due to Domestic Carriers	688,816	600,283
Current portion of long-term bank loans	2,106,550	2,191,382
Current portion of obligations under finance leases	971	1,448
Advances from customers	12,065,947	11,577,405

	46,880,601	49,231,594

Total liabilities	49,724,896	52,205,276

Total equity and liabilities	149,140,940	149,422,370

Net current liabilities	(27,626,116)	(32,397,473)

Total assets less current liabilities	102,260,339	100,190,776

UNAUDITED CONDENSED CONSOLIDATED INCOME STATEMENT
FOR THE THREE MONTHS ENDED 31 MARCH 2008
(All amounts in RMB thousands, except per share data)

		Unaudited
		Three months ended 31 March
	Note	2008	2007
			As restated
			(Note 2)

Revenue (Turnover)
GSM Business		16,262,428	15,252,211
CDMA Business		6,781,221	6,657,968
Data and Internet Business		685,631	622,211
Long Distance Business		412,435	328,321

Total service revenue		24,141,715	22,860,711
Sales of telecommunications products		1,347,778	1,264,894

Total revenue		25,489,493	24,125,605

Leased lines and network capacities		(2,273,415)	(2,207,727)
Interconnection charges		(2,861,363)	(2,493,307)
Depreciation and amortisation		(5,741,691)	(5,707,856)
Employee benefit expenses		(1,830,708)	(1,682,574)
Selling and marketing		(5,085,751)	(4,526,826)
General, administrative and other expenses		(3,750,784)	(3,420,605)
Cost of telecommunications products sold		(1,253,215)	(1,400,198)
Financial gains/(costs)		57,146	(61,052)
Interest income		30,239	61,624
Unrealised gain on changes in fair value of derivative component of convertible bonds		—	146,432
Other gains – net		11,881	14,075

Profit before income tax		2,791,832	2,847,591
Income tax expenses	3	(769,266)	(856,699)

Profit for the period		2,022,566	1,990,892

Attributable to:
Equity holders of the Company		2,022,250	1,990,788
Minority interest		316	104

		2,022,566	1,990,892

Basic earnings per share (RMB)	4	0.148	0.157

Diluted earnings per share (RMB)	4	0.147	0.134

UNAUDITED CONDENSED CONSOLIDATED CASH FLOW STATEMENT
FOR THE THREE MONTHS ENDED 31 MARCH 2008
(All amounts in RMB thousands)

	Unaudited
	Three months ended 31 March
	2008	2007
		As restated
		(Note 2)

Net cash generated from operating activities	7,750,348	8,438,477

Net cash used in investing activities	(4,732,519)	(4,594,088)

Net cash from/(used in) financing activities	154,000	(6,802,611)

Net increase/(decrease) in cash and cash equivalents	3,171,829	(2,958,222)

Cash and cash equivalents, beginning of period	6,675,476	12,243,191

Cash and cash equivalents, end of period	9,847,305	9,284,969

Analysis of the balances of cash and cash equivalents:

Cash balances	2,892	3,910
Bank balances	9,844,413	9,281,059

	9,847,305	9,284,969

NOTES (All amounts in RMB thousands unless otherwise stated)
1.	GENERAL INFORMATION

China Unicom Limited (the “Company”) was incorporated as a limited liability company in the Hong Kong Special Administrative Region (“Hong Kong”), the People’s Republic of China (the “PRC”) on 8 February 2000. The principal activities of the Company are investment holding and the Company’s subsidiaries are principally engaged in the provision of GSM and CDMA cellular, long distance, data and Internet services in the PRC. The GSM and CDMA businesses are hereinafter collectively referred to as the “Cellular Business”. The Company and its subsidiaries are hereinafter referred to as the “Group”. The address of its registered office is 75th Floor, The Center, 99 Queen’s Road Central, Hong Kong.

Purchase of assets and business of Guizhou branch of Unicom Group (hereinafter referred to as “Business Combination”)

Pursuant to an asset transfer agreement entered between China Unicom Corporation Limited (“CUCL”, a subsidiary of the Company) and China United Telecommunications Corporation (“Unicom Group”, the ultimate holding company of the Company) on 16 November 2007, CUCL agreed to purchase the GSM cellular telecommunication assets and business, and the CDMA cellular telecommunication business (operated through a leasing of CDMA network capacity from Unicom New Horizon Mobile Telecommunications Company Limited (“Unicom New Horizon”, a wholly-owned subsidiary of Unicom Group)) of Guizhou branch of Unicom Group (collectively known as “Guizhou Business”) at a cash consideration of RMB880 million. The consideration for the Business Combination was determined with reference to the results of a business valuation using methods commonly used in capital market transactions in the telecommunications industry and by the negotiations between the parties.

The aforementioned Business Combination became effective on 31 December 2007, when all the conditions to the Business Combination were satisfied and cash consideration was settled by CUCL. Upon the completion of the Business Combination, the cellular telecommunications business operations of CUCL have been expanded to all provinces, cities and autonomous regions in the PRC. The Company has adopted merger accounting to account for this business combination of entities and businesses under the common control of Unicom Group. Please refer to Note 2 for details.

2.	BASIS OF PREPARATION

Since the Group and Guizhou Business were both under the common control of Unicom Group prior to the Business Combination, the purchase of Guizhou Business is considered as a business combination of entities and businesses under common control, which has been accounted for using merger accounting in accordance with the Accounting Guideline 5 “Merger Accounting For Common Control Combinations” (“AG 5”) issued by the Hong Kong Institute of Certified Public Accountants (“HKICPA”) in November 2005. The acquired assets and liabilities of Guizhou Business are stated at historical costs, and are included in the consolidated financial statements from the beginning of the earliest period presented as if the Guizhou Business had always been part of the Group. As a result, the 2007 comparative figures in the unaudited condensed consolidated financial information have been restated accordingly.

As at 31 March 2008, the current liabilities of the Group had exceeded the current assets by approximately RMB27.6 billion (31 December 2007: approximately RMB32.4 billion). Taking into account of available sources of financing and continuous net cash inflows from operating activities, the Group has sufficient funds to meet its working capital requirements and debt obligations. As a result, the unaudited condensed consolidated financial information of the Group for the three months ended 31 March 2008 have been prepared under the going concern basis.

The unaudited condensed consolidated financial information has been prepared in accordance with Hong Kong Financial Reporting Standards (“HKFRS”) issued by the HKICPA. The accounting policies and estimates adopted in the preparation of the unaudited condensed consolidated financial information for the three months ended 31 March 2008 are consistent with those used in preparing the annual financial statements for the year ended 31 December 2007.

3.	TAXATION

Pursuant to the new PRC enterprise income tax law passed by the Tenth National People’s Congress on 16 March 2007, the new enterprise income tax rates for domestic and foreign enterprises are unified at 25% (for the three months ended 31 March 2007: 33%) and effective from 1 January 2008. However, for entities operating in special economic zones that previously enjoyed preferential tax rates, the applicable tax rate will be increased progressively to 25% over a five year period.

4.	EARNINGS PER SHARE

Basic earnings per share for the three months ended 31 March 2008 and 2007 were computed by dividing the profit attributable to equity holders by the weighted average number of ordinary shares outstanding during the periods.

Diluted earnings per share for the three months ended 31 March 2008 and 2007 were computed by dividing the profit attributable to equity holders by the weighted average number of ordinary shares outstanding during the periods, after adjusting for the effects of the dilutive potential ordinary shares. All potential ordinary shares arose from (i) share options granted under the amended Pre-Global Offering Share Option Scheme; (ii) share options granted under the amended Share Option Scheme and (iii) the convertible bonds. For the purpose of computation of diluted earnings per share for the three months ended 31 March 2007, the potential ordinary shares which are not dilutive mainly arose from share options granted under the amended Pre-Global Offering Share Option Scheme and are excluded from the weighted average number of ordinary shares.

	Unaudited
	Three months ended 31 March
	2008			2007
				(As restated)
	Profit			Profit
	attributable			attributable
	to equity		Per share	to equity		Per share
	holders	Shares	amount	holders	Shares	amount
	RMB'000	In thousands	RMB	RMB'000	In thousands	RMB

Basic earnings	2,022,250	13,645,328	0.148	1,990,788	12,685,184	0.157

Effect of conversion of share options	—	142,870		—	133,143
Effect of convertible bonds	—	—		(152,678)	899,745

Diluted earnings	2,022,250	13,788,198	0.147	1,838,110	13,718,072	0.134

To enable an investor to better understand the Group’s results, below is a table reconciling earnings per share to adjusted earnings per share, excluding the unrealised gain on changes in fair value of derivative component of convertible bonds that is not considered to be an indicator of the Group’s operating performance.

	Unaudited
	Three months ended 31 March
	2008	2007
		(As restated)

Profit attributable to equity holders of the Company	2,022,250	1,990,788
Adjustments for:
Unrealised gain on changes in fair value of derivative component of convertible bonds	—	(146,432)

Adjusted profit attributable to equity holders excluding the unrealised gain on changes in fair value of derivative component of convertible bonds	2,022,250	1,844,356

Adjusted basic earnings per share excluding the unrealised gain on changes in fair value of derivative component of convertible bonds (RMB)	0.148	0.145

Adjusted diluted earnings per share excluding the unrealised gain on changes in fair value of derivative component of convertible bonds (RMB)	0.147	0.134

5.	RELATED PARTY TRANSACTIONS

For the three months ended 31 March 2008, the Group had related party transactions with Unicom Group and its subsidiaries of which approximately RMB9.39 million (for the three months ended 31 March 2007: approximately RMB14.92 million) were included in revenue and approximately RMB2.33 billion (for the three months ended 31 March 2007: approximately RMB2.26 billion) were included in costs and expenses.

The purchase of Guizhou Business has been accounted for using merger accounting in accordance with AG 5. Accordingly, the transactions between Guizhou branch of Unicom Group and the Group were eliminated and not considered as related party transactions in the unaudited condensed consolidated financial information.

6.	COMPARATIVE FIGURES

As stated in Note 2, comparative figures have been restated to reflect the effects of Business Combination under common control, which is accounted for using merger accounting in accordance with AG 5.

FINANCIAL OUTLINE
For the first quarter of 2008, the Group continued its pre-determined business objectives, committed to the market-oriented strategy, enhanced the quality of business development and achieved steady and sustainable business development in all businesses.
Revenue
For the first quarter of 2008, our revenue increased steadily and reached RMB25.49 billion, up by 5.7% from the same period last year (Note 1). Of total revenue, service revenue was RMB24.14 billion, up by 5.6% from the same period last year.
Service revenue from GSM Cellular Business for the first quarter of 2008 was RMB16.26 billion, up by 6.6% from the same period last year. The average minutes of usage (“MOU”) per subscriber per month were 242.4 minutes and the average revenue per subscriber per month (“ARPU”) was RMB44.3. Service revenue from CDMA Cellular Business was RMB6.78 billion, up by 1.9% from the same period last year. The average MOU per subscriber per month was 238.4 minutes and the ARPU was RMB53.3. Service revenue from long distance, data and Internet businesses was RMB1.10 billion, up by 15.5% from the same period last year.
Costs and Expenses
For the first quarter of 2008, total costs and expenses, including financial gains/costs, interest income and other gains, were RMB22.70 billion, up by 5.9% from the same period last year. Among which, depreciation and amortisation expenses were RMB5.74 billion, up by 0.6% from the same period last year; selling and marketing expenses were RMB5.09 billion, up by 12.3% from the same period last year.
Earnings
For the first quarter of 2008, profit before income tax was RMB2.79 billion. Among which, profit before income tax from GSM Cellular Business was RMB2.61 billion, profit before income tax from CDMA Cellular Business was RMB0.24 billion, profit before income tax from long distance, data and Internet businesses was RMB0.20 billion. For the first quarter of 2008, profit for the period was RMB2.02 billion and basic earnings per share was RMB0.148.
Excluding the effect of unrealised gain on changes in fair value of derivative component of convertible bonds (Note 2) for the same period last year, profit for the period (Note 3) and basic earnings per share would be up by 9.7% and 2.1% respectively for the first quarter of 2008.
For the first quarter of 2008, EBITDA (Note 4) was RMB8.43 billion and EBITDA margin (representing EBITDA as a percentage of total revenue) was 33.1%.

Note 1:
Upon the adoption of Hong Kong Financial Reporting Standards (“HKFRS”) in 2005, merger accounting is used by the Group to account for the combination of entities and businesses under common control in accordance with HKFRS 3 “Business Combinations” and Accounting Guideline 5 issued by the HKICPA. Accordingly, the results of operations and financial position of Guizhou Business are included in the consolidated financial statements of the Group as if they were always part of the Group from the beginning of the earliest period presented. As a result, comparative figures have been restated. For details, please refer to Note 2 to the Group’s unaudited condensed consolidated financial information.

Note 2:
The unrealised gain on changes in fair value of derivative component of convertible bonds of the same period last year was approximately RMB0.15 billion. Since SK Telecom Co. Ltd. had fully converted the convertible bonds into the Company’s shares in August 2007, as a result, the Company no longer needs to recognise the changes in fair value of derivative component of convertible bonds from that date onwards.

Note 3:
The new enterprise income tax law is effective from 1 January 2008 and the enterprise income tax rate is reduced from 33% to 25%. The effective tax rate for the first quarter of 2008 was 27.6% while the effective tax rate for the same period last year was 30.1%.

Note 4:
EBITDA represents profit for the period before interest income, financial gains/costs, other gains-net, income tax and depreciation and amortisation. As the telecommunications business is a capital intensive industry, capital expenditures and financial gains/costs may have a significant impact on the net profit of the companies with similar operating results. Therefore, we believe EBITDA may be helpful in analyzing the operating results of a telecommunications service operator like our Company.

Although EBITDA has been widely applied in the global telecommunications industry as indicator to reflect the operating performance, financial capability and liquidity, it should be considered in addition to, and is not a substitute for or superior to, the measure of financial performance prepared under the generally accepted accounting principles (the “GAAP”) as it does not have any standardised meaning under GAAP and is not regarded as measures of operating performance and liquidity under GAAP. In addition, it may not be comparable to similar indicators provided by other companies.

CAUTION STATEMENT
The Board wishes to remind investors that the unaudited financial information and the financial outline for the first quarter ended 31 March 2008 are based on the Group’s internal records and management accounts and have not been reviewed or audited by the auditors. The financial information for the first quarter ended 31 March 2007 are extracted from the unaudited financial information of the Group and have been restated, and the financial information for the year ended 31 December 2007 are extracted from the audited financial statements as contained in the 2007 Annual Report.
Investors are cautioned not to unduly rely on financial data, statistics and comparison for the first quarter ended 31 March 2008. In the meantime, investors are advised to exercise caution in dealing in the shares of the Company.

By Order of the Board
CHINA UNICOM LIMITED
CHU KA YEE
Company Secretary
Hong Kong, 24 April 2008

As of the date of this announcement, the Board of Directors of the Company comprises:

Executive Directors:	Chang Xiaobing, Shang Bing, Tong Jilu, Yang Xiaowei, Li Zhengmao, Li Gang, Zhang Junan and Miao Jianhua

Non-executive Directors:	Lu Jianguo and Lee Suk Hwan

Independent Non-executive Directors:	Wu Jinglian, Shan Weijian, Cheung Wing Lam, Linus, and Wong Wai Ming